FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b):  82-

On January 31, 2006, Teva Pharmaceutical Industries Limited (“Teva”) consummated, through two special purpose finance subsidiaries, the previously announced offering of an aggregate of $2.75 billion of debt securities comprised of: (i) $500 million in aggregate principal amount of 0.25% Convertible Senior Debentures due 2026 (the “Teva LLC Debentures”) of Teva Pharmaceutical Finance Company, LLC, an indirect wholly owned subsidiary of Teva (“Teva LLC”), (ii) $500 million in aggregate principal amount of 5.550% Senior Notes due 2016 of Teva LLC (the “2016 Notes”), (iii) $1,000,000,000 in aggregate principal amount of 6.150% Senior Notes due 2036 of Teva LLC (the “2036 Notes”) and (iv) $750 million in aggregate principal amount of 1.75% Convertible Senior Debentures due 2026 (the “Teva BV Debentures”) of Teva Pharmaceutical Finance Company B.V., an indirect wholly owned subsidiary of Teva (“Teva BV”). All of these securities are guaranteed by Teva, and the Teva LLC Debentures and the Teva BV Debentures are convertible into American Depositary Shares, evidenced by American Depositary Receipts, of Teva.

All of these securities were offered pursuant to Teva’s effective Registration Statement on Form F-3 (File No. 333-130534) under the Securities Act of 1933, as amended.

The Underwriting Agreement, dated January 27, 2006, by and among Teva, Teva BV and Lehman Brothers Inc. (“Lehman”), Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Citigroup Global Markets Inc. (“Citigroup”), as representatives of the several underwriters named on Schedule 1 thereto, relating to the offer and sale of the Teva BV Debentures is attached hereto as Exhibit 1.1 and is incorporated herein by reference. The Underwriting Agreement, dated January 27, 2006, by and among Teva, Teva LLC and Lehman, Credit Suisse and Bear, Stearns & Co. Inc. (“Bear Stearns”), relating to the offer and sale of the Teva LLC Debentures is attached hereto as Exhibit 1.2 and is incorporated herein by reference. The Underwriting Agreement, dated January 27, 2006, by and among Teva, Teva LLC and Lehman, Credit Suisse and Citigroup, as representatives of the several underwriters named on Schedule 1 thereto, relating to the offer and sale of the 2016 Notes and the 2036 Notes is attached hereto as Exhibit 1.3 and is incorporated herein by reference.

The Teva LLC Debentures were issued pursuant to a Senior Indenture, dated as of January 31, 2006 (the “Teva LLC Base Indenture”), as supplemented by a First Supplemental Senior Indenture, dated as of January 31, 2006 (the “Teva LLC First Supplemental Indenture”), by and among Teva LLC, Teva and The Bank of New York, as trustee (the “Trustee”). The Teva LLC Base Indenture is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The Teva LLC First Supplemental Indenture, together with the form of the Teva LLC Debentures, is attached hereto as Exhibit 4.2 and is incorporated herein by reference. The 2016 Notes and the 2036 Notes were issued pursuant to the Teva LLC Base Indenture as supplemented by a Second Supplemental Senior Indenture, dated as of January 31, 2006 (the “Teva LLC Second Supplemental Indenture”), by and among Teva LLC, Teva and the Trustee. The Teva LLC Second Supplemental Indenture, together with the forms of the 2016 Notes and the 2036 Notes, is attached hereto as Exhibit 4.3 and is incorporated herein by reference. The Teva BV Debentures were issued pursuant to a Senior Indenture, dated as of January 31, 2006 (the “Teva BV Base Indenture”), as supplemented by a First Supplemental Senior Indenture, dated as of January 31, 2006 (the “Teva BV Supplemental Indenture”) by and among Teva BV, Teva and the Trustee. The Teva BV Base Indenture is attached hereto as Exhibit 4.4 and is incorporated herein by reference. The Teva BV Supplemental Indenture, together with the form of the Teva BV Debentures, is attached hereto as Exhibit 4.5 and is incorporated herein by reference.

A legality opinion issued by Tulchinsky-Stern & Co. is attached hereto as Exhibit 5.1 and is incorporated herein by reference. A legality opinion of Willkie Farr & Gallagher LLP is attached hereto as Exhibit 5.2 and is incorporated herein by reference. A legality opinion of Zeven & Associates is attached hereto as Exhibit 5.3 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED (Registrant)

By:	/s/ Dan S. Suesskind
Name:	Dan S. Suesskind
Title:	Chief Financial Officer

Date: January 31, 2006

EXHIBITS

1.1	Underwriting Agreement, dated January 27, 2006, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and Lehman Brothers Inc., Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., as representatives of the several underwriters named on Schedule 1 thereto.

1.2	Underwriting Agreement, dated January 27, 2006, by and among Teva Pharmaceutical Finance Company, LLC, Teva Pharmaceutical Industries Limited and Lehman Brothers Inc., Credit Suisse Securities (USA) LLC and Bear, Stearns & Co. Inc., as representatives of the several underwriters named on Schedule 1 thereto.

1.3	Underwriting Agreement, dated January 27, 2006, by and among Teva Pharmaceutical Finance Company, LLC., Teva Pharmaceutical Industries Limited and Lehman Brothers Inc., Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., as representatives of the several underwriters named on Schedule 1 thereto.

4.1	Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York.

4.2	First Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York (including form of debentures).

4.3	Second Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York (including forms of notes).

4.4	Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York.

4.5	First Supplemental Senior Indenture, dated as of January 31, 2006, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York (including form of debentures).

5.1	Opinion of Tulchinsky-Stern & Co.

5.2	Opinion of Willkie Farr & Gallagher LLP.

5.3	Opinion of Zeven & Associates.

23.1	Consent of Tulchinsky-Stern & Co. (included in Exhibit 5.1 hereto).

23.2	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.2 hereto).

23.3	Consent of Zeven & Associates (included in Exhibit 5.3 hereto).